FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number Expires: Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Korus	Paul			Cimarex Energy Co. (XEC)				Director	10% Owner

	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person, if an entity (Voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	c/o Cimarex Energy Co. 707 17th Street, Suite 3300						01/09/03		Vice President, CFO and Treasurer

(Street Address)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More Than One Reporting Person
	Denver	Colorado	80202-3404

	(City)	(State)	(Zip)
Table 1 — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Trans-action Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5.	Amount of Securities Beneficially Owned Following Reporting Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/ Year)
							Code	V		Amount	(A) or (D)	Price

	Common Stock		01/09/03				M			5,000	A	$9.6875

	Common Stock		01/09/03				S			5,000	D	$17.3164		52,200		D

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Deriva-tive Security	3.	Transaction Date (Month/ Day/ Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Deriva-tive Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

Employee Stock Option (right to buy)			$9.6875		01/09/03				M				5,000		(1)	09/06/09

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Benefi-cially Owned Following Reported Trans-action(s) (Instr. 4)	10.	Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Benefi-cial Owner-ship (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	5,000				171,000		D

Explanation of Responses:

(1)
This option became 100% vested on September 30, 2003, the effective date of the merger transaction among Key Production Company, Inc., Helmerich & Payne, Inc., Helmerich & Payne Exploration and Production Co. (now known as Cimarex Energy Co.) and Mountain Acquisition Co.

/s/ Paul Korus *	01/09/03
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
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Last update: 09/05/2002